UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 66509 / March 5, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14784

In the Matter of **SYNTAX-BRILLIAN CORPORATION,** **Respondent.**	**ORDER INSTITUTING PROCEEDINGS, MAKING FINDINGS, AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"), against Syntax-Brillian Corporation ("Syntax" or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order Instituting Proceedings, Making Findings, and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds[1] that:

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[1]   The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

A.   Syntax-Brillian Corporation, a Delaware corporation headquartered in Tempe, Arizona, developed and marketed, among other things, high-definition liquid crystal display televisions.

On July 8, 2008, Syntax and its related privately-held companies Syntax-Brillian SPE, Inc., and Syntax Groups Corporation (collectively, the "Debtors"), each filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware. Syntax has had no ongoing operations since it filed for bankruptcy.

On July 6, 2009, the Bankruptcy Court entered an order confirming the Debtors' liquidation plan that created the Lender Trust and SB Liquidation Trust (collectively, the "Trusts") that hold the assets of the Debtors. On July 7, 2009, the effective date of the liquidation plan, the Trusts were formed and came into being. Geoffrey L. Berman was appointed to serve as the trustee of the Trusts on the same date.

B.   Syntax's common stock is registered with the Commission pursuant to Section 12(g) of the Exchange Act. Syntax's common stock was listed and traded on the NASDAQ Stock Market ("NASDAQ") under the stock symbol "BRLC." On July 22, 2008, NASDAQ suspended trading in Syntax's common stock and delisted the common stock effective September 25, 2008 based on Syntax's bankruptcy filing and failure to comply with exchange rules.

C.   Syntax failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13, while its common stock was registered with the Commission in that it has not filed an Annual Report on Form 10-K since the period ended June 30, 2007 or periodic or quarterly reports on Form 10-Q for any fiscal period subsequent to its fiscal quarter ended September 30, 2007.[2]

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

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[2]   Nothing herein is intended to or shall be deemed an admission or finding regarding any wrongdoing by the Trusts or the trustee of the Trusts.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Repondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Elizabeth M. Murphy
Secretary